Filed Pursuant to Rule 433

Registration No. 333-136480

Relating to Preliminary Prospectus Supplement

Dated October 3, 2007

*** FINAL PRICING TERMS OF THE U.S. $150,000,000

GOVERNMENT OF JAMAICA 8.00% AMORTIZING NOTES DUE 2039***

ISSUER: The Government of Jamaica

SECURITIES: 8.00 % Amortizing Notes Due 2039

FORMAT: SEC Registered (No. 333 – 136480)

SIZE: US$ 150,000,000 (for a new outstanding amount of US$ 500,000,000)

PROCEEDS TO ISSUER (before expenses and accrued unpaid interest): US$ 146,205,000

FINAL MATURITY DATE: March 15, 2039

SETTLEMENT: October 11, 2007 (T+5)

SPREAD: +341.2 bps vs. UST 4.75% due February 2037

YIELD: 8.224%

UST SPOT: 4.812%

PRICE TO PUBLIC (excluding accrued interest): 97.500%

ACCRUED INTEREST: US$ 866,666.67 (from September 15, 2007 through settlement date of October 11, 2007)

COUPON: 8.000% Per Annum (Payable Semi-Annually)

INTEREST PAYMENT DATES: March 15 and September 15, Beginning March 15, 2008

PRINCIPAL PAYMENT DATES: Principal payments will be made in three equal annual installments on March 15, 2037, March 15, 2038 and March 15, 2039

REDEMPTION: Not redeemable by the Issuer prior to maturity

DENOMS: $100,000 X $1,000

SOLE BOOKS: Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling DEUTSCHE BANK SECURITIES INC. toll free at 1-800-503-4611